

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 17, 2021

Mark Manheimer
Chief Executive Officer
NETSTREIT Corp.
5910 N. Central Expressway
Suite 1600
Dallas, TX 75206

   Re: NETSTREIT Corp.
    Draft Registration Statement on Form S-11
    Submitted March 12, 2021
    CIK No. 0001798100

Dear Mr. Manheimer :

  This is to advise you that we do not intend to review your registration statement.

  We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Stacie Gorman at 202-551-3585 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Real Estate & Construction

cc: Christina T. Roupas, Esq.